

January 9, 2013

Via E-mail
Eric H. Brunngraber
President and Chief Executive Officer
Cass Information Systems, Inc.
13001 Hollenberg Drive
Bridgeton, Missouri 63044

     Re: Cass Information Systems, Inc.
             Annual Report on Form 10-K for fiscal year ended December 31, 2011
             Filed March 9, 2012
             Definitive Proxy on Schedule 14A
             Filed March 16, 2012
             Response dated January 4, 2013
             File No. 000-20827

Dear Mr. Brunngraber:

We have reviewed your response letter dated January 4, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy on Schedule 14A filed March 16, 2012

Executive Compensation and Related Information, page 12

Compensation Discussion and Analysis, page 12

Elements of Compensation, page 14

Profit Sharing Bonus, page 14

1. We note your response to comment 2 in our letter dated December 19, 2012. Notwithstanding your response, we remain unclear as to how you established the percentage ranges for profit sharing funds available to the CEO and to executive officers

other than the CEO, respectively, in the sixth and seventh paragraphs on page 14. You note that "[t]he practice of determining the profit sharing funds available to the CEO and other executive officers pursuant to established ranges has been in place for several years," but you do not state how or by what process you originally established those ranges. Moreover, you note "[t]hese ranges have been modestly adjusted over time to reflect overall market changes in employee compensation," but do not explain on what basis you made those adjustments. With a view to clarifying future disclosure, please explain to us how you established or determined those specific ranges for profit sharing funds available to the CEO and to executive officers other than the CEO.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney at (202) 551-3797, Dietrich King, Legal Branch Chief at (202) 551-3338 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: Stephen Appelbaum